Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors has approved as of today, March 16, 2021, the payment up to December 31, 2021 of the following earnings to stockholders, based on the final stockholding position recorded on March 25, 2021: interest on capital, in the amount of R$0.05064 per share, with a 15% withholding income tax, which will result in net interest of R$0,043044 per share, with the exception of any corporate stockholders able to prove they are either immune or exempt from such withholding. If you have any question, please click on www.itau.com.br/relacoes-com-investidores as follows: Contact IR > Service. São Paulo (SP), March 16, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence Note: Interest on capital is equally paid for common (ITUB3) and preferred (ITUB4) shares.